Exhibit 99.1

NewsRelease

TC Energy announces $1.3 billion of system expansions to connect Western Canadian Sedimentary Basin supply to incremental market demand

CALGARY, Alberta - Feb. 13, 2020 - News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) announced today that it has approved two new expansion projects totaling $1.3 billion on its wholly-owned natural gas pipeline systems. The $0.9 billion 2023 NGTL Intra-Basin System Expansion will deliver natural gas from the Western Canadian Sedimentary Basin (WCSB) to markets within Alberta on the NOVA Gas Transmission Ltd. (NGTL) System, while the US$0.3 billion Alberta XPress project will see the expansion of the ANR Pipeline (ANR) to provide a seamless path for Canadian production to access growing LNG export and other markets along the U.S. Gulf Coast.

“Our natural gas pipeline systems require expansion as customers continue to contract for incremental pipeline capacity to meet growing demand,” said Russ Girling, TC Energy’s President and Chief Executive Officer. “These new investments within our existing system footprints supplement our ongoing $30 billion secured capital program and demonstrate the long-term need across North America and in global energy markets for clean-burning natural gas, as well as the value of our existing infrastructure as a platform for organic growth.”

The 2023 NGTL Intra-Basin System Expansion is underpinned by approximately 309 million cubic feet per day (MMcf/d) of new firm service delivery contracts. Customers have executed agreements with 15-year terms, with service commencing in 2023, that will connect WCSB supply to growing Alberta market demand in the power generation, oil sands, petrochemical and utility sectors. The 2023 NGTL Intra-Basin System Expansion will include approximately 119 km (74 miles) of new pipeline in existing rights-of-way and 90 MW of additional compression. Applications for approvals to construct and operate the facilities are expected to be filed with the Canada Energy Regulator in 2020 and, pending receipt of regulatory approvals, construction will commence as early as fourth quarter 2021.

The Alberta XPress project on ANR is underpinned by approximately 160 MMcf/d of new firm service contracts and will include compressor station modifications and additions within the existing ANR footprint, as well as utilize existing capacity on the Great Lakes Gas Transmission and Canadian Mainline systems. Customers have negotiated agreements, which include customary conditions precedent, with weighted average terms of 19 years and service commencing in 2022. Applications for approvals to construct and operate the ANR facilities will be filed with the Federal Energy Regulatory Commission (FERC) in 2020. Pending receipt of FERC approvals, construction will commence as early as third quarter 2021.

About TC Energy
We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens - we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,300 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will",

"should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated October 31, 2019 and the 2018 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

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